Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ACORN INTERNATIONAL, INC. FOR THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 22, 2016

The undersigned shareholder of Acorn International, Inc., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and the proxy statement, each dated October 27, 2016, and hereby appoints Mr. Geoffrey Gao with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on November 22, 2016 at 10:00 a.m., local time at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China, and at any adjournment or postponements thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

Proposal 1: Ordinary Resolution: Re - election of Mr. Eric Wu as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 2: Ordinary Resolution: Re-election of Mr. Robert W. Roche as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 3: Ordinary Resolution: Re-election of Mr. David Leung as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 4: Ordinary Resolution: Re-election of Mr. Cosimo Borrelli as a director of the Company.

For	Against	Abstain
☐	☐	☐

上 海 ● 地址：上海市田林路487号20号楼19层 ● 邮编：200233 ● 电话：021-51518888 ● 传真：021-51518883

12

Proposal 5: Ordinary Resolution: Re-election of Mr. David Naphtali as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 6: Ordinary Resolution: Appointment of Grant Thornton CPA LLP, which will replace Deloitte Touche Tohmatsu CPA LLP, as independent auditor of the Company for the fiscal year ending December 31, 2016.

For	Against	Abstain
☐	☐	☐

Dated: ______________, 2016

Shareholder’s Name:	Co-Owner’s Name:

Signature	Co-Owner’s Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on October 21, 2016. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

上 海 ● 地址：上海市田林路487号20号楼19层 ● 邮编：200233 ● 电话：021-51518888 ● 传真：021-51518883

13